Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2022, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.
For additional information in respect of the audited financial statements of Barclays PLC and Barclays Bank PLC as at and for the year ended December 31, 2021, please refer to “Supplementary Information” on p. 32 of this exhibit.

Barclays PLC	1

Notes
The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2022 to the corresponding three months of 2021 and balance sheet analysis as at 31 March 2022 with comparatives relating to 31 December 2021 and 31 March 2021. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, attached hereto.
The information in this announcement, which was approved by the Board of Directors on 27 April 2022, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 34 to 38 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 35 to 38;
– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 35 to 38;
– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 35 to 38;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 35 to 38;
– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 35 to 38;
– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 35 to 38; and

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Notes
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 38.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; the direct and indirect consequences of the Russia-Ukraine war on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2021), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Performance Highlights

Barclays delivered a profit before tax of £2.2bn including £0.5bn of litigation and conduct charges, a return on equity (RoE) of 9.9% and a return on tangible equity (RoTE) of 11.5%

Key financial metrics:

	Income	Cost: income ratio	Profit before tax	RoE	RoTE	EPS	CET1 ratio	NAV per share	TNAV per share
Q122	£6.5bn	63%	£2.2bn	9.9%	11.5%	8.4p	13.8%	342p	294p
Q122 performance1:
•Attributable profit was £1.4bn (Q121: £1.7bn) including litigation and conduct charges net of tax of £0.4bn
•Group income was £6.5bn (Q121: £5.9bn) up 10% year-on-year
–Strong CIB income: strong FICC and Equities performance with higher levels of activity as we supported our clients through a period of market volatility, more than offsetting weaker Investment Banking fees driven by a reduced fee pool2
–Consumer and payments businesses recovering: robust UK mortgage lending, positive trends in UK and US consumer spending and payments volumes, and tailwind from rising rates
•Costs impacted by litigation and conduct charges: total operating expenses of £4.1bn (Q121: £3.6bn) included litigation and conduct charges of £0.5bn relating to the over-issuance of securities by Barclays Bank PLC in the US and customer remediation costs relating to a legacy loan portfolio
–Group costs excluding litigation and conduct were £3.6bn, up 1% year-on-year
•Credit impairment charges: £0.1bn charge (Q121: £0.1bn) driven by low delinquencies and a benign credit environment, with unsecured lending provision levels remaining appropriate in light of inflationary headwinds
•Capital: CET1 ratio of 13.8% (December 2021: 15.1%), a net asset value (NAV) per share of 342p (December 2021: 339p) and tangible net asset value (TNAV) per share of 294p (December 2021: 291p)
Outlook:
•Returns: Barclays continues to target a RoTE of greater than 10% in 2022
•Income: Barclays’ diversified income streams position the Group well for the current economic and market environment and rising interest rates
•Costs: given £0.5bn of litigation and conduct charges in Q122 and current expectations for inflation and performance costs, Barclays now expects FY22 total operating expenses to be around £15.0bn3
•Impairment: acknowledging geopolitical uncertainty and cost of living pressures, the impairment charge is expected to remain below pre-pandemic levels in coming quarters given reduced unsecured lending balances and appropriate coverage ratios
•Capital: Barclays continues to target a CET1 ratio within the range of 13-14%
•Capital returns: Barclays' capital distribution policy incorporates a progressive ordinary dividend, supplemented as appropriate, including with share buybacks. Barclays remains committed to the share buyback programme and the intention would be to launch it as soon as practicable following resolution of filing requirements being reached with the SEC and the appropriate 20-F filings having been made. See Supplementary Information on pages 30 to 31 for further details
1To reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf, 2021 comparatives have been restated. See Basis of preparation on page 33 for further details.
2Data source: Dealogic for the period covering 1 January to 31 March 2022.
3Group cost outlook is based on an average USD/GBP FX rate of 1.31 during 2022 and subject to foreign currency movements.

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Performance Highlights

Barclays Group results for the three months ended
	31.03.22	31.03.21[1]
	£m	£m	% Change
Net interest income	2,341	1,851	26
Net fee, commission and other income	4,155	4,049	3
Total income	6,496	5,900	10
Credit impairment charges	(141)	(55)
Net operating income	6,355	5,845	9
Operating costs	(3,588)	(3,545)	(1)
Litigation and conduct	(523)	(33)
Total operating expenses	(4,111)	(3,578)	(15)
Other net (expenses)/income	(10)	132
Profit before tax	2,234	2,399	(7)
Tax charge	(614)	(496)	(24)
Profit after tax	1,620	1,903	(15)
Non-controlling interests	(1)	(4)	75
Other equity instrument holders	(215)	(195)	(10)
Attributable profit	1,404	1,704	(18)

Performance measures
Return on average shareholders' equity	9.9%	12.5%
Return on average tangible shareholders' equity	11.5%	14.7%
Average shareholders' equity (£bn)	56.9	54.4
Average tangible shareholders' equity (£bn)	48.8	46.5
Cost: income ratio	63%	61%
Loan loss rate (bps)	15	6
Basic earnings per share	8.4p	9.9p
Basic weighted average number of shares (m)	16,682	17,293	(4)
Period end number of shares (m)	16,762	17,223	(3)

	As at 31.03.22	Restated[2] As at 31.12.21	As at 31.03.21
Balance sheet and capital management	£bn	£bn	£bn
Loans and advances at amortised cost	371.7	361.5	345.8
Loans and advances at amortised cost impairment coverage ratio	1.5%	1.6%	2.2%
Total assets	1,496.1	1,384.3	1,379.7
Deposits at amortised cost	546.5	519.4	498.8
Net asset value per share	342p	339p	313p
Tangible net asset value per share	294p	291p	267p
Common equity tier 1 ratio	13.8%	15.1%	14.6%
Common equity tier 1 capital	45.3	47.3	45.9
Risk weighted assets	328.8	314.1	313.4
UK leverage ratio	5.0%	5.2%	5.0%
UK leverage exposure	1,123.5	1,137.9	1,145.4
Average UK leverage ratio	4.8%	4.9%	4.9%
Average UK leverage exposure	1,179.4	1,229.0	1,174.9

Funding and liquidity
Group liquidity pool (£bn)	320	291	290
Liquidity coverage ratio	159%	168%	161%
Loan: deposit ratio	68%	70%	69%
1The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.
231 December 2021 financial and capital metrics have been restated to reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

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Group Finance Director's Review

Over-issuance of US securities under the Barclays Bank PLC US Shelf: Barclays has a provision of £540m at Q122 relating to this matter, £320m (post-tax impact of £240m) of which was recognised in Q122 and £220m (post-tax impact of £170m) recognised in 2021, see Basis of preparation on page 31 for further details.

Group performance
•Barclays' diversified model delivered a profit before tax of £2,234m (Q121: £2,399m), RoE of 9.9% (Q121: 12.5%), RoTE of 11.5% (Q121: 14.7%), and earnings per share (EPS) of 8.4p (Q121: 9.9p)
•Total income increased to £6,496m (Q121: £5,900m). Barclays UK income increased 5%. Barclays International income increased 10%, with CIB income up 10% and Consumer, Cards and Payments (CC&P) income up 10%
•Credit impairment charges of £141m (Q121: £55m) were driven by ongoing flows to delinquency in unsecured lending. Coverage levels remained materially in line with Q421 and were considered appropriate having been assessed against rising inflation and affordability headwinds
•Total operating expenses increased to £4,111m (Q121: £3,578m) due to litigation and conduct charges of £523m including a provision in CIB of £320m (post-tax impact of £240m) relating to the over-issuance of securities by Barclays Bank PLC in the US and higher customer remediation costs relating to a legacy loan portfolio in CC&P. This resulted in a cost: income ratio of 63% (Q121: 61%). Costs excluding litigation and conduct increased 1% to £3,588m, reflecting continued investment and business growth, partially offset by lower performance costs and efficiency savings
•The effective tax rate (ETR) was 27.5% (Q121: 20.7%). The tax charge included a £346m charge recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) due to the enactment of legislation in Q122 which will result in the UK banking surcharge rate being reduced from 8% to 3% effective from 1 April 2023 (the ETR excluding the impact of this downward re-measurement of UK DTAs was 12.0%). Tax credits relating to adjustments in respect of prior years partially offset the impact of the downward UK DTA re-measurement
•Attributable profit was £1,404m (Q121: £1,704m) including litigation and conduct charges net of tax of £405m
•Total assets increased to £1,496bn (December 2021: £1,384bn) primarily due to an increase in client and trading activity, and growth in the liquidity pool
•NAV per share increased to 342p (December 2021: 339p) and TNAV per share increased to 294p (December 2021: 291p1) primarily reflecting 8.4p of EPS, partially offset by net negative reserve movements driven by higher interest rates

Barclays UK
•Profit before tax increased to £594m (Q121: £460m). RoE was 11.6% (Q121: 8.8%) and RoTE was 15.6% (Q121: 12.0%) reflecting the resilience of the business which is well positioned within the current UK operating environment
•Total income increased 5% to £1,649m. Net interest income increased 5% to £1,339m with a net interest margin of 2.62% (Q121: 2.54%) primarily driven by the rising interest rate environment in the UK. Net fee, commission and other income increased 5% to £310m
–Personal Banking income increased 11% to £1,022m, driven by rising interest rates and supported by the benefit of strong 2021 mortgage origination
–Barclaycard Consumer UK income decreased 12% to £276m as higher transaction based revenues from improved customer spend volumes were more than offset by lower interest earning lending (IEL) balances. Lower IEL balances were impacted by higher customer repayments and reduced borrowing
–Business Banking income increased 4% to £351m driven by rising interest rates alongside improved transaction based revenues, partially offset by lower government scheme lending income as repayments continue
•Credit impairment charges decreased 38% to £48m reflecting lower unsecured lending balances and lower delinquency rates. As at 31 March 2022, 30 and 90 day arrears rates in UK cards were 1.0% (Q121: 1.6%) and 0.3% (Q121: 0.8%) respectively. The credit card and consumer loan businesses maintain appropriate provision levels in light of emerging affordability headwinds, as reflected in a total coverage ratio of 10.6% (December 2021: 10.9%)
•Total operating expenses decreased 3% to £1,007m driven by lower operational costs and efficiency savings, partially offset by increased investment spend
•Loans and advances to customers at amortised cost decreased 1% in the quarter to £207.3bn as £1.0bn of mortgage growth was more than offset by a £2.3bn decrease in Business Banking balances due to the repayment of government scheme lending and the yield curve impact from rising interest rates on the Education, Social Housing and Local Authority portfolio carrying value
•Customer deposits at amortised cost remained broadly stable at £260.3bn, maintaining a strong loan: deposit ratio of 85% (December 2021: 85%)
•RWAs remained stable at £72.7bn (December 2021: £72.3bn)

131 December 2021 financial and capital metrics have been restated to reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

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Group Finance Director's Review

Barclays International
•Profit before tax decreased 13% to £1,713m with a RoE of 14.4% (Q121: 17.4%), reflecting a RoE of 17.1% (Q121: 17.9%) in CIB and (1.2)% (Q121: 14.6%) in CC&P and a RoTE of 14.8% (Q121: 17.7%), reflecting a RoTE of 17.1% (Q121: 17.9%) in CIB and (1.5)% (Q121: 16.5%) in CC&P
•Total income increased to £4,824m (Q121: £4,399m)
–CIB income increased 10% to £3,938m reflecting the benefit of a diversified business model
–Global Markets income increased 26% to £2,696m driven by strong performances in FICC and Equities, reflecting higher levels of activity as we supported our clients through a period of market volatility. FICC income increased 37% to £1,644m, mainly in macro, and Equities income increased 13% to £1,052m driven by derivatives
–Investment Banking fees income decreased 25% to £648m due to the reduced fee pool, particularly in Equity capital markets1, and a strong prior year comparative
–Within Corporate, Transaction banking income increased 19% to £469m driven by deposit balance growth, improved margins and higher payments volumes. Corporate lending income decreased 39% to £125m due to higher costs of hedging and credit protection
–CC&P income increased 10% to £886m
–International Cards and Consumer Bank income was stable at £538m as higher average cards balances were offset by higher customer acquisition costs
–Private Bank income increased 20% to £214m, reflecting client balance growth and improved margins
–Unified Payments income increased 44% to £134m driven by turnover growth following the easing of lockdown restrictions in the past year
•Credit impairment charges were £101m (Q121: £22m net release) reflecting a continued benign credit environment
–CIB credit impairment net release of £33m (Q121: £43m net release) was driven by improvements in the portfolio and limited material single name wholesale loan charges
–CC&P credit impairment charges increased to £134m (Q121: £21m charge) driven by higher unsecured lending balances in US cards. As at 31 March 2022, 30 and 90 day arrears in US cards were 1.6% (Q121: 2.1%) and 0.8% (Q121: 1.2%) respectively. The US cards business continues to maintain appropriate provision levels in light of potential emerging affordability headwinds, as reflected in a total coverage ratio of 10.4% (December 2021: 10.6%)
•Total operating expenses increased 23% to £3,018m
–CIB total operating expenses increased 19% to £2,239m primarily driven by a £320m provision relating to the expected losses resulting from a rescission offer to repurchase certain securities issuances identified as being in excess of the registered amount. Operating costs increased 2% to £1,921m as investment in talent, systems and technology were partially offset by lower performance costs
–CC&P total operating expenses increased 36% to £779m driven by £195m of litigation and conduct costs, including a provision for higher customer remediation costs relating to a legacy loan portfolio, and higher investment spend reflecting an increase in marketing and costs for existing and new partnerships
•RWAs increased to £245.1bn (December 2021: £230.9bn) resulting from regulatory changes that took effect from 1 January 2022, increased client and trading activity within CIB and an increase in respect of short-term hedging arrangements designed to manage the risks of the rescission offer

Head Office
•Loss before tax was £73m (Q121: £32m)
•Total income was £23m (Q121: £75m expense) which included a one-off gain of £86m from the sale and leaseback of UK data centres, partially offset by hedge accounting, funding costs on legacy capital instruments and treasury items
•Total operating expenses were £86m (Q121: £80m)
•Other net income was an expense of £18m (Q121: £123m income) driven by a fair value loss in Barclays associate investment holding in the Business Growth Fund
•RWAs were £11.0bn (December 2021: £11.0bn)

1Data source: Dealogic for the period covering 1 January to 31 March 2022.

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Group Finance Director's Review

Group capital and leverage1
•The CET1 ratio decreased by 130bps to 13.8% (December 2021: 15.1%) as capital decreased by £2.1bn to £45.3bn and RWAs increased by £14.7bn to £328.8bn
–The expected impact of regulatory change on 1 January 2022 reduced the CET1 ratio by c80bps as CET1 capital decreased £1.7bn and RWAs increased £6.6bn with a further c30bps reduction due to the £1bn buyback announced with FY21 results
–The impact of the over-issuance of securities in the US reduced the CET1 ratio by c20bps due to a £0.2bn (post-tax) increase to the provision reducing CET1 capital and a £2.8bn increase in RWAs reflecting the short-term hedging arrangements designed to manage the risk of the rescission offer
–Excluding the above impacts there was an increase to the CET1 ratio as CET1 capital increased by £0.9bn reflecting profits (excluding the increase in provision for the over-issuance of securities in the US), an accrual toward a FY22 dividend, equity coupons paid, and an increased deduction for prudent valuation adjustments (PVA). This was largely offset by an RWA increase of £5.3bn primarily due to increased client and trading activity within the CIB
•The UK leverage ratio decreased to 5.0% (December 2021: 5.2%) primarily due to the decrease in CET1 capital and the £1bn redemption of Additional Tier 1 (AT1) instruments partially offset by a decrease in the leverage exposure of £14.4bn to £1,123.5bn (December 2021: £1,137.9bn)
Group funding and liquidity
•The liquidity pool was £320bn (December 2021: £291bn) and the liquidity coverage ratio remained significantly above the 100% regulatory requirement at 159% (December 2021: 168%), equivalent to a surplus of £115bn (December 2021: £116bn). The increase in the pool was driven by deposit growth and an increase in wholesale funding, which were partly offset by an increase in business funding consumption
•Wholesale funding outstanding, excluding repurchase agreements, was £178.1bn (December 2021: £167.5bn). The Group issued £1.4bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group has a strong MREL position with a ratio of 31.2% of RWAs which is in excess of its regulatory requirement of 28.9%
Other matters
•Over-issuance of US securities under the Barclays Bank PLC US Shelf: as per Barclays’ RNS announcement on 28 March 2022, Barclays has commissioned a review by external counsel of the facts and circumstances relating to the matter and is assisting regulators with their inquiries and requests for information. Barclays Bank PLC has elected to make a rescission offer to certain purchasers of the affected securities issued in excess of the registered amount, which is expected to commence during the second quarter of 2022. Barclays remains committed to its structured products business in the US and expects Barclays Bank PLC to file a new shelf registration statement with the SEC, and resume issuance of structured notes, during the second quarter of 2022. The final cost of any rescission offer will be impacted by prevailing market conditions at the date of that offer. Hedges have been put in place to minimise this volatility, but the final impact may differ from the provision reflected at Q122. For further details, please refer to Supplementary Information on pages 32 to 33
•Legacy loan portfolio: a customer remediation provision of £181m has been recognised in relation to a legacy timeshare loan portfolio brokered by Azure Services Limited (ASL). The provision represents the best estimate as at Q122. Barclays continues to review complaints regarding legacy partner finance loans, however it is not currently possible to predict the outcome of this review
•Absa sale: on 21 April 2022, Barclays sold 63m ordinary shares in Absa Group Limited (7.4% of Absa’s issued share capital) at a price of ZAR 164.0 per share, raising aggregate gross sale proceeds of ZAR 10.3bn (£516m2). The sale is expected to result in an increase of approximately 10 basis points to Barclays' CET1 ratio in the second quarter of 2022 primarily due to reduced capital deductions and RWAs, partially offset by a loss on sale of £42m through the income statement
•Pensions: during 2019 and 2020, the UK Retirement Fund (UKRF), the Group’s main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn. As a result of these transactions, the CET1 impact of the UKRF was deferred until 2023, 2024 and 2025 upon maturity of the notes. Following the PRA’s statement on 13 April 2022, Barclays is planning to unwind these transactions and to agree the terms and timing of this unwind with the UKRF Trustee as part of the next triennial actuarial valuation as at 30 September 2022. Upon unwind, this would result in a c30bps reduction to the CET1 ratio potentially being accelerated to Q422 from 2023, 2024 and 2025. As at 31 March 2022, the UKRF was in an accounting surplus of £4.4bn on an IAS 19 basis and as at 30 September 2021 was in a funding surplus of £0.6bn. There may also be a pension related reduction in Pillar 2A requirements in 2022 which could partially mitigate the impact of the unwind on the Group surplus capital position
131 December 2021 financial and capital metrics have been restated to reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.
2Exchange rate GBP/ZAR 20.04 as of 21 April 2022.

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Group Finance Director's Review

Capital distributions
•Barclays is committed to maintaining an appropriate balance between delivering attractive total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends as appropriate, including with share buybacks
•In its 28 March 2022 announcement, Barclays indicated that its previously announced £1bn share buyback programme was expected to commence in Q222 following the publication of Q1 results. Barclays’ Q1 performance, including a profit before tax of £2.2bn, a RoE of 9.9%, a RoTE of 11.5% and a CET1 ratio of 13.8% continues to provide a strong platform for returning capital through the previously announced buyback programme. Due to the ongoing discussions with the SEC regarding the potential restatement of the 2021 financial statements included in Barclays PLC’s Form 20-F filed with the SEC, Barclays believes that it is prudent to delay the commencement of the buyback programme until those discussions have been concluded. Barclays remains committed to the share buyback programme and the intention would be to launch it as soon as practicable following resolution of filing requirements being reached with the SEC and the appropriate 20-F filings having been made. For further details regarding discussions with the SEC, see Supplementary Information on pages 32 to 33

Group targets
Barclays continues to target the following over the medium term:
•Returns: RoTE of greater than 10%
•Cost efficiency: cost: income ratio below 60%
•Capital adequacy: CET1 ratio in the range of 13-14%

Anna Cross, Group Finance Director

Barclays PLC	9

Results by Business

Barclays UK	Three months ended	Three months ended
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	1,339	1,281	5
Net fee, commission and other income	310	295	5
Total income	1,649	1,576	5
Credit impairment charges	(48)	(77)	38
Net operating income	1,601	1,499	7
Operating costs	(998)	(1,036)	4
Litigation and conduct	(9)	(3)
Total operating expenses	(1,007)	(1,039)	3
Other net income	—	—
Profit before tax	594	460	29
Attributable profit	396	298	33

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	207.3	208.8	205.7
Total assets	317.2	321.2	309.1
Customer deposits at amortised cost	260.3	260.6	247.5
Loan: deposit ratio	85%	85%	88%
Risk weighted assets	72.7	72.3	72.7

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Return on average allocated equity	11.6%	8.8%
Return on average allocated tangible equity	15.6%	12.0%
Average allocated equity (£bn)	13.7	13.5
Average allocated tangible equity (£bn)	10.1	9.9
Cost: income ratio	61%	66%
Loan loss rate (bps)	9	14
Net interest margin	2.62%	2.54%

Barclays PLC	10

Results by Business

Analysis of Barclays UK	Three months ended	Three months ended
	31.03.22	31.03.21
Analysis of total income	£m	£m	% Change
Personal Banking	1,022	923	11
Barclaycard Consumer UK	276	315	(12)
Business Banking	351	338	4
Total income	1,649	1,576	5

Analysis of credit impairment charges
Personal Banking	21	(22)
Barclaycard Consumer UK	(44)	(36)	(22)
Business Banking	(25)	(19)	(32)
Total credit impairment charges	(48)	(77)	38

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	166.5	165.4	160.4
Barclaycard Consumer UK	8.4	8.7	8.7
Business Banking	32.4	34.7	36.6
Total loans and advances to customers at amortised cost	207.3	208.8	205.7

Analysis of customer deposits at amortised cost
Personal Banking	196.6	196.4	186.0
Barclaycard Consumer UK	—	—	0.1
Business Banking	63.7	64.2	61.4
Total customer deposits at amortised cost	260.3	260.6	247.5

Barclays PLC	11

Results by Business

Barclays International	Three months ended	Three months ended[1]
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	936	748	25
Net trading income	2,446	1,934	26
Net fee, commission and other income	1,442	1,717	(16)
Total income	4,824	4,399	10
Credit impairment (charges)/releases	(101)	22
Net operating income	4,723	4,421	7
Operating costs	(2,505)	(2,438)	(3)
Litigation and conduct	(513)	(21)
Total operating expenses	(3,018)	(2,459)	(23)
Other net income	8	9	(11)
Profit before tax	1,713	1,971	(13)
Attributable profit	1,300	1,431	(9)

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	144.8	133.8	123.5
Trading portfolio assets	134.1	146.9	131.1
Derivative financial instrument assets	288.8	261.5	269.4
Financial assets at fair value through the income statement	203.8	188.2	197.5
Cash collateral and settlement balances	132.0	88.1	109.7
Other assets	255.5	225.6	221.7
Total assets	1,159.0	1,044.1	1,052.9
Deposits at amortised cost	286.1	258.8	251.2
Derivative financial instrument liabilities	277.2	256.4	260.2
Loan: deposit ratio	51%	52%	49%
Risk weighted assets	245.1	230.9	230.0

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Return on average allocated equity	14.4%	17.4%
Return on average allocated tangible equity	14.8%	17.7%
Average allocated equity (£bn)	36.0	32.8
Average allocated tangible equity (£bn)	35.1	32.3
Cost: income ratio	63%	56%
Loan loss rate (bps)	28	(7)
Net interest margin	4.15%	3.92%

1The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

Barclays PLC	12

Results by Business

Analysis of Barclays International
Corporate and Investment Bank	Three months ended	Three months ended[1]
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	385	270	43
Net trading income	2,450	1,917	28
Net fee, commission and other income	1,103	1,407	(22)
Total income	3,938	3,594	10
Credit impairment releases	33	43	(23)
Net operating income	3,971	3,637	9
Operating costs	(1,921)	(1,886)	(2)
Litigation and conduct	(318)	(1)
Total operating expenses	(2,239)	(1,887)	(19)
Other net income	—	1
Profit before tax	1,732	1,751	(1)
Attributable profit	1,316	1,263	4

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	109.6	100.0	94.3
Trading portfolio assets	134.0	146.7	130.9
Derivative financial instrument assets	288.7	261.5	269.4
Financial assets at fair value through the income statement	203.8	188.1	197.3
Cash collateral and settlement balances	131.2	87.2	108.8
Other assets	222.5	195.8	190.8
Total assets	1,089.8	979.3	991.5
Deposits at amortised cost	214.7	189.4	185.2
Derivative financial instrument liabilities	277.1	256.4	260.2
Risk weighted assets	213.5	200.7	201.3

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Return on average allocated equity	17.1%	17.9%
Return on average allocated tangible equity	17.1%	17.9%
Average allocated equity (£bn)	30.8	28.2
Average allocated tangible equity (£bn)	30.8	28.2
Cost: income ratio	57%	53%

Analysis of total income	£m	£m	% Change
FICC	1,644	1,204	37
Equities	1,052	932	13
Global Markets	2,696	2,136	26
Advisory	185	163	13
Equity capital markets	47	243	(81)
Debt capital markets	416	453	(8)
Investment Banking fees	648	859	(25)
Corporate lending	125	206	(39)
Transaction banking	469	393	19
Corporate	594	599	(1)
Total income	3,938	3,594	10
1The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

Barclays PLC	13

Results by Business

Analysis of Barclays International
Consumer, Cards and Payments	Three months ended	Three months ended
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	551	478	15
Net fee, commission, trading and other income	335	327	2
Total income	886	805	10
Credit impairment charges	(134)	(21)
Net operating income	752	784	(4)
Operating costs	(584)	(552)	(6)
Litigation and conduct	(195)	(20)
Total operating expenses	(779)	(572)	(36)
Other net income	8	8	—
(Loss)/profit before tax	(19)	220
Attributable (loss)/profit	(16)	168

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	35.2	33.8	29.2
Total assets	69.2	64.8	61.4
Deposits at amortised cost	71.4	69.4	66.0
Risk weighted assets	31.6	30.2	28.8

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Return on average allocated equity	(1.2)%	14.6%
Return on average allocated tangible equity	(1.5)%	16.5%
Average allocated equity (£bn)	5.2	4.6
Average allocated tangible equity (£bn)	4.3	4.1
Cost: income ratio	88%	71%
Loan loss rate (bps)	145	27

Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	538	533	1
Private Bank	214	179	20
Unified Payments	134	93	44
Total income	886	805	10

Barclays PLC	14

Results by Business

Head Office	Three months ended	Three months ended
	31.03.22	31.03.21
Income statement information	£m	£m	% Change
Net interest income	66	(178)
Net fee, commission and other income	(43)	103
Total income	23	(75)
Credit impairment releases	8	—
Net operating income	31	(75)
Operating costs	(85)	(71)	(20)
Litigation and conduct	(1)	(9)	89
Total operating expenses	(86)	(80)	(8)
Other net (expenses)/income	(18)	123
Loss before tax	(73)	(32)
Attributable loss	(292)	(25)

	As at 31.03.22	As at 31.12.21	As at 31.03.21
Balance sheet information	£bn	£bn	£bn
Total assets	19.9	19.0	17.7
Risk weighted assets	11.0	11.0	10.7

	Three months ended	Three months ended
Performance measures	31.03.22	31.03.21
Average allocated equity (£bn)	7.2	8.1
Average allocated tangible equity (£bn)	3.6	4.3

Barclays PLC	15

Performance Management

Margins and balances
	Three months ended 31.03.22			Three months ended 31.03.21
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,339	207,607	2.62	1,281	204,663	2.54
Barclays International[1]	867	84,838	4.15	755	78,230	3.92
Total Barclays UK and Barclays International	2,206	292,445	3.06	2,036	282,893	2.92
Other[2]	135			(185)
Total Barclays Group	2,341			1,851
1Barclays International margins include the lending related investment bank business.
2Other includes Head Office and the non-lending related investment bank businesses not included in Barclays International margins.
The Group’s combined product and equity structural hedge notional as at 31 March 2022 was £238bn (31 March 2021: £192bn), with an average duration of close to 3 years (2021: average duration 2.5 to 3 years). Group net interest income includes gross structural hedge contributions of £378m (Q121: £350m) and net structural hedge contributions of £141m (Q121: £301m). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.21	£m	£m	%
Barclays UK	1,313	209,064	2.49
Barclays International[1]	848	81,244	4.14
Total Barclays UK and Barclays International	2,161	290,308	2.95

Three months ended 30.09.21
Barclays UK	1,303	207,692	2.49
Barclays International[1]	783	77,364	4.02
Total Barclays UK and Barclays International	2,086	285,056	2.90

Three months ended 30.06.21
Barclays UK	1,305	205,168	2.55
Barclays International[1]	763	77,330	3.96
Total Barclays UK and Barclays International	2,068	282,498	2.94

Three months ended 31.03.21
Barclays UK	1,281	204,663	2.54
Barclays International[1]	755	78,230	3.92
Total Barclays UK and Barclays International	2,036	282,893	2.92
1Barclays International margins include the lending related investment bank business.

Barclays PLC	16

Credit Risk
Loans and advances at amortised cost by stage
The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 March 2022. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 31 March 2022.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as expected credit loss (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.22	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	158,707	25,003	3,049	186,759	221	943	704	1,868	184,891
Barclays International	26,627	2,792	1,574	30,993	575	873	795	2,243	28,750
Head Office	3,688	380	691	4,759	1	27	347	375	4,384
Total Barclays Group retail	189,022	28,175	5,314	222,511	797	1,843	1,846	4,486	218,025
Barclays UK	35,052	1,848	914	37,814	142	48	103	293	37,521
Barclays International	102,476	13,271	1,014	116,761	195	177	364	736	116,025
Head Office	124	1	22	147	—	—	20	20	127
Total Barclays Group wholesale[1]	137,652	15,120	1,950	154,722	337	225	487	1,049	153,673
Total loans and advances at amortised cost	326,674	43,295	7,264	377,233	1,134	2,068	2,333	5,535	371,698
Off-balance sheet loan commitments and financial guarantee contracts[2]	330,717	27,886	1,724	360,327	207	275	21	503	359,824
Total[3]	657,391	71,181	8,988	737,560	1,341	2,343	2,354	6,038	731,522

	As at 31.03.22				Three months ended 31.03.22
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	3.8	23.1	1.0		43		9
Barclays International	2.2	31.3	50.5	7.2		128		167
Head Office	—	7.1	50.2	7.9		(7)		—
Total Barclays Group retail	0.4	6.5	34.7	2.0		164		30
Barclays UK	0.4	2.6	11.3	0.8		8		9
Barclays International	0.2	1.3	35.9	0.6		(7)		—
Head Office	—	—	90.9	13.6		(1)		—
Total Barclays Group wholesale[1]	0.2	1.5	25.0	0.7		—		—
Total loans and advances at amortised cost	0.3	4.8	32.1	1.5		164		18
Off-balance sheet loan commitments and financial guarantee contracts[2]	0.1	1.0	1.2	0.1		(42)
Other financial assets subject to impairment[3]						19
Total[4]	0.2	3.3	26.2	0.8		141
1Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including lending under the government backed Bounce Back Loan Scheme (BBLs) of £9.0bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £5,199m of balances reported as wholesale loans on page 19 in the Loans and advances at amortised cost by product disclosure.
2Excludes loan commitments and financial guarantees of £14bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £198.8bn and impairment allowance of £135m. This comprises £7m ECL on £198.5bn Stage 1 assets, £0m on £130m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £128m on £135m Stage 3 other assets.
4The loan loss rate is 15bps after applying the total impairment charge of £141m.

Barclays PLC	17

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	—	—	19	19	546
Total Barclays Group wholesale[1]	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts[2]	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total[3]	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

	As at 31.12.21				Year ended 31.12.21
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.2	25.0	1.0		(227)		—
Barclays International	2.3	29.5	54.8	7.5		181		60
Head Office	0.1	8.4	49.2	7.9		—		—
Total Barclays Group retail	0.5	6.9	37.3	2.1		(46)		—
Barclays UK	0.4	2.2	11.5	0.8		122		32
Barclays International	0.2	1.4	43.2	0.8		(197)		—
Head Office	—	—	90.5	3.4		—		—
Total Barclays Group wholesale[1]	0.3	1.5	28.7	0.8		(75)		—
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6		(121)		—
Off-balance sheet loan commitments and financial guarantee contracts[2]	0.1	0.9	1.8	0.2		(514)
Other financial assets subject to impairment[3]						(18)
Total	0.2	3.1	29.8	0.9		(653)

1Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including BBLs of £9.4bn that are managed on a collective basis and reported within Barclays UK Retail. The net impact is a difference in total exposure of £5,994m of balances reported as wholesale loans on page 19 in the Loans and advances at amortised cost by product disclosure.
2Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £157.0bn Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances and £107m on £110m Stage 3 other assets.

Barclays PLC	18

Credit Risk
Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.03.22	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	147,839	18,815	1,370	805	20,990	2,148	170,977
Credit cards, unsecured loans and other retail lending	37,963	5,259	318	454	6,031	2,341	46,335
Wholesale loans	140,872	15,057	948	269	16,274	2,775	159,921
Total	326,674	39,131	2,636	1,528	43,295	7,264	377,233

Impairment allowance
Home loans	18	43	3	7	53	397	468
Credit cards, unsecured loans and other retail lending	759	1,526	116	133	1,775	1,393	3,927
Wholesale loans	357	235	3	2	240	543	1,140
Total	1,134	1,804	122	142	2,068	2,333	5,535

Net exposure
Home loans	147,821	18,772	1,367	798	20,937	1,751	170,509
Credit cards, unsecured loans and other retail lending	37,204	3,733	202	321	4,256	948	42,408
Wholesale loans	140,515	14,822	945	267	16,034	2,232	158,781
Total	325,540	37,327	2,514	1,386	41,227	4,931	371,698

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.2	0.2	0.9	0.3	18.5	0.3
Credit cards, unsecured loans and other retail lending	2.0	29.0	36.5	29.3	29.4	59.5	8.5
Wholesale loans	0.3	1.6	0.3	0.7	1.5	19.6	0.7
Total	0.3	4.6	4.6	9.3	4.8	32.1	1.5

As at 31.12.21
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home Loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale Loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

Barclays PLC	19

Credit Risk
Measurement uncertainty
The Q122 ECL provision has been based on macroeconomic indicators used in the Q421 ECL scenario, rolled forward by one quarter, and updated to reflect changes in balances, risk parameters and individually assessed impaired names during the quarter. Management has applied economic uncertainty and other adjustments to modelled ECL outputs.
Uncertainty persists. The ongoing geopolitical situation could put further pressure on already high levels of inflation which may weigh on corporate profitability and consumer affordability levels. In addition, COVID-19 infection rates have started to increase across the globe which could result in (among other things) labour shortages and supply chain constraints.
In response to the changing economic environment, key baseline macroeconomic indicators have been tracked against consensus updates to March 2022. These latest updates reflect improved UK unemployment expectations but also higher inflationary expectations. However, because the macroeconomic outlook remains uncertain and has only recently changed, these updates have not been reflected in the Q122 ECL modelled provision level.
Furthermore, sensitivity analysis has been completed to estimate the impact of applying the refreshed UK unemployment baseline improvement to the UK Credit Cards portfolio. This high level analysis indicated that, all other things being equal, this would result in an immaterial release to modelled ECL. In addition, coverage levels have been assessed in light of the potential impact of higher inflation on customer affordability and expert judgements updated accordingly with the resulting adjustments included within total post model adjustments of £1.3bn (31 December 2021: £1.5bn).
The tables below show the key consensus macroeconomic variables used in the Baseline scenario and the probability weights applied to each scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31.03.22%		%	%	%	%
UK GDP[1]	5.7	2.5	2.0	1.8	1.7
UK unemployment[2]	4.8	4.5	4.4	4.2	4.2
UK HPI[3]	1.1	1.7	1.9	2.2	2.2
UK bank rate	0.6	1.0	1.0	0.8	0.8
US GDP[1]	4.3	2.9	2.4	2.4	2.4
US unemployment[4]	4.3	3.7	3.6	3.6	3.6
US HPI[5]	4.8	5.3	4.9	5.0	5.0
US federal funds rate	0.3	0.8	1.1	1.3	1.3
	2021	2022	2023	2024	2025
As at 31.12.21%		%	%	%	%
UK GDP[1]	6.2	4.9	2.3	1.9	1.7
UK unemployment[2]	4.8	4.7	4.5	4.3	4.2
UK HPI[3]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[1]	5.5	3.9	2.6	2.4	2.4
US unemployment[4]	5.5	4.2	3.6	3.6	3.6
US HPI[5]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.22
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0
As at 31.12.21
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0

Barclays PLC	20

Treasury and Capital Risk
Regulatory minimum requirements
Capital
The Group’s Overall Capital Requirement for CET1 is 11.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.5% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group. On 13 December 2021, the FPC announced that a CCyB rate of 1% for UK exposures has been re-introduced and will be applicable from 13 December 2022.
The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement was set as a nominal amount. When expressed as a percentage of RWAs this was 4.4% of which at least 56.25% needed to be met with CET1 capital, equating to approximately 2.5% of RWAs. The Pillar 2A requirement is subject to at least annual review and is based on a point in time assessment.
Leverage
The Group is subject to a UK leverage ratio requirement of 3.8%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of Tier 1 (T1) capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £5.9bn.
The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.4% Pillar 2A; and (ii) 6.75% of leverage exposures. CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Significant regulatory updates in the period
Capital and RWAs
On 1 January 2022 the PRA’s implementation of Basel III standards took effect including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method (CEM) for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which includes revisions to the criteria for definition of default, probability of default (PD) and loss given default (LGD) estimation to ensure supervisory consistency and increase transparency of IRB models.
Leverage
From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits).
References to CRR, as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018. On 31 March 2022, the temporary transitional powers (TTP) available to UK regulators to delay or phase in on-shoring of European Union legislation into UK law ended with full compliance of the on-shored regulations required from 1 April 2022.

Barclays PLC	21

Treasury and Capital Risk

		Restated[1]
Capital ratios[2,3,4]	As at 31.03.22	As at 31.12.21
CET1	13.8%	15.1%
T1	17.1%	19.1%
Total regulatory capital	20.1%	22.2%

Capital resources	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,465	69,052
Less: other equity instruments (recognised as AT1 capital)	(11,119)	(12,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(968)	(666)
Adjustment to retained earnings for foreseeable repurchase of shares	(1,000)	—
Adjustment to retained earnings for foreseeable other equity coupons	(39)	(32)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,864)	(1,585)
Goodwill and intangible assets	(8,035)	(6,804)
Deferred tax assets that rely on future profitability excluding temporary differences	(938)	(1,028)
Fair value reserves related to gains or losses on cash flow hedges	3,343	852
Gains or losses on liabilities at fair value resulting from own credit	4	892
Defined benefit pension fund assets	(3,225)	(2,619)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(50)
Adjustment under IFRS 9 transitional arrangements	601	1,229
Other regulatory adjustments	64	345
CET1 capital	45,269	47,327

AT1 capital
Capital instruments and related share premium accounts	11,119	12,259
Qualifying AT1 capital (including minority interests) issued by subsidiaries	—	637
Other regulatory adjustments and deductions	(60)	(80)
AT1 capital	11,059	12,816

T1 capital	56,328	60,143

T2 capital
Capital instruments and related share premium accounts	8,334	8,713
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,540	1,113
Credit risk adjustments (excess of impairment over expected losses)	98	73
Other regulatory adjustments and deductions	(160)	(160)
Total regulatory capital	66,140	69,882

Total RWAs	328,830	314,136
1Capital metrics as at 31 December 2021 have been restated. See Basis of preparation on page 33 for further details. The transitional CET1 ratio remains unchanged at 15.1%.
2CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. Prior period comparatives include the grandfathering of CRR non-compliant capital instruments.
3The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.6%, with £44.7bn of CET1 capital and £328.6bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
4The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 13.8%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays PLC	22

Treasury and Capital Risk

Restated[1]
Movement in CET1 capital	Three months ended 31.03.22
£m
Opening CET1 capital	47,327

Profit for the period attributable to equity holders	1,619
Own credit relating to derivative liabilities	(21)
Ordinary share dividends paid and foreseen	(302)
Purchased and foreseeable share repurchase	(1,000)
Other equity coupons paid and foreseen	(222)
Increase in retained regulatory capital generated from earnings	74

Net impact of share schemes	(268)
Fair value through other comprehensive income reserve	(209)
Currency translation reserve	370
Other reserves	24
Decrease in other qualifying reserves	(83)

Pension remeasurements within reserves	667
Defined benefit pension fund asset deduction	(606)
Net impact of pensions	61

Additional value adjustments (PVA)	(279)
Goodwill and intangible assets	(1,231)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	90
Direct and indirect holdings by an institution of own CET1 instruments	30
Adjustment under IFRS 9 transitional arrangements	(628)
Other regulatory adjustments	(92)
Decrease in regulatory capital due to adjustments and deductions	(2,110)

Closing CET1 capital	45,269
1Opening balance as at 31 December 2021 has been restated. See Basis of preparation on page 33 for further details.
CET1 capital decreased £2.1bn to £45.3bn (December 2021: £47.3bn).
CET1 capital decreased by £1.7bn as a result of regulatory changes that took effect from 1 January 2022 including the re-introduction of the 100% CET1 capital deduction for qualifying software intangible assets and a reduction in IFRS 9 transitional relief due to the relief applied to the pre-2020 impairment charge reducing to 25% in 2022 from 50% in 2021 and the relief applied to the post-2020 impairment charge reducing to 75% in 2022 from 100% in 2021.
£1.6bn of capital generated from profits, after absorbing the £0.2bn (post-tax) additional impact of the over-issuance of securities in the US, was more than offset by distributions of £1.5bn comprising:
•£1bn for share buybacks announced with FY21 results
•£0.3bn accrual towards a FY22 dividend
•£0.2bn of equity coupons paid
Other significant decreases in the period were:
•£0.3bn increase in the PVA deduction as a result of increased volatility and uncertainty in the market
•£0.2bn decrease in the Fair value through other comprehensive income reserve primarily due to losses on bonds as a result of an increase in yields, partially offset by gains in value of the Absa investment

Barclays PLC	23

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.22	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	6,989	54,241	229	—	—	57	155	—	11,047	72,718
Corporate and Investment Bank	35,325	70,831	16,422	21,047	268	3,675	17,068	23,551	25,296	213,483
Consumer, Cards and Payments	21,289	3,459	242	12	—	37	110	34	6,424	31,607
Barclays International	56,614	74,290	16,664	21,059	268	3,712	17,178	23,585	31,720	245,090
Head Office	5,532	6,486	—	—	—	—	—	—	(996)	11,022
Barclays Group	69,135	135,017	16,893	21,059	268	3,769	17,333	23,585	41,771	328,830

As at 31.12.21
Barclays UK	7,195	53,408	426	—	—	138	100	—	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	—	21	—	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	—	—	—	—	—	—	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.21)	189,945	37,673	44,771	41,747	314,136
Book size	10,139	290	(4,236)	24	6,217
Acquisitions and disposals	(70)	—	—	—	(70)
Book quality	(1,239)	(154)	—	—	(1,393)
Model updates	—	—	—	—	—
Methodology and policy	3,278	3,349	—	—	6,627
Foreign exchange movements[1]	2,099	831	383	—	3,313
Total RWA movements	14,207	4,316	(3,853)	24	14,694
Closing RWAs (as at 31.03.22)	204,152	41,989	40,918	41,771	328,830
1Foreign exchange movements does not include foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £14.7bn to £328.8bn (December 2021: £314.1bn)

Credit risk RWAs increased £14.2bn:
•A £10.1bn increase in book size primarily driven by lending activities within CIB and an increase in short-term hedging arrangements designed to manage the risks of the rescission offer, expected to unwind after completion of such rescission offer
•A £1.2bn decrease in book quality primarily driven by the benefit in mortgages from an increase in the House Price Index (HPI)
•A £3.3bn increase in methodology and policy as a result of regulatory changes that took effect from 1 January 2022, relating to implementation of IRB roadmap changes partially offset by the reversal of the software intangibles benefit
•A £2.1bn increase in FX due to appreciation of period end USD and EUR against GBP

Counterparty Credit risk RWAs increased £4.3bn:
•A £3.3bn increase in methodology and policy as a result of regulatory changes that took effect from 1 January 2022, relating to the introduction of SA-CCR

Market risk RWAs decreased £3.9bn:
•A £4.2bn decrease in book size primarily due to a decrease in Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition and a reduction in Structural FX. This was partially offset by increased client and trading activities.

Barclays PLC	24

Treasury and Capital Risk

		Restated[1]
Leverage ratios[2,3]	As at 31.03.22	As at 31.12.21
	£m	£m
Average UK leverage ratio	4.8%	4.9%
Average T1 capital	56,701	59,739
Average UK leverage exposure	1,179,381	1,229,041

UK leverage ratio	5.0%	5.2%

CET1 capital	45,269	47,327
AT1 capital	11,059	12,179
T1 capital	56,328	59,506

UK leverage exposure	1,123,531	1,137,904

UK leverage exposure
Accounting assets
Derivative financial instruments	289,822	262,572
Derivative cash collateral	64,836	58,177
Securities financing transactions (SFTs)	186,417	170,853
Loans and advances and other assets	955,020	892,683
Total IFRS assets	1,496,095	1,384,285

Regulatory consolidation adjustments	(3,605)	(3,665)

Derivatives adjustments
Derivatives netting	(235,071)	(236,881)
Adjustments to collateral	(52,181)	(50,929)
Net written credit protection	19,729	15,509
Potential future exposure (PFE) on derivatives	85,619	137,291
Total derivatives adjustments	(181,904)	(135,010)

SFTs adjustments	29,095	24,544

Regulatory deductions and other adjustments	(22,332)	(20,219)

Weighted off-balance sheet commitments	119,933	115,047

Qualifying central bank claims	(260,196)	(210,134)

Settlement netting	(53,555)	(16,944)

UK leverage exposure	1,123,531	1,137,904
1Capital and leverage metrics as at 31 December 2021 have been restated. See Basis of preparation on page 33 for further details.
2Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3Fully loaded average UK leverage ratio was 4.8%, with £56.1bn of T1 capital and £1,178.8bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £55.7bn of T1 capital and £1,122.9bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

The UK leverage ratio decreased to 5.0% (December 2021: 5.2%) primarily due to a £3.2bn decrease in T1 capital partially offset by a £14.4bn decrease in the leverage exposure. The UK leverage exposure decreased to £1,123.5bn (December 2021: £1,137.9bn), due to the following movements:
•£51.7bn decrease in PFE on derivatives primarily driven by increased netting eligibility due to the introduction of SA-CCR
•£23.7bn decrease due to a £50.1bn increase in qualifying central bank claims exemption due to the matching of allowable liabilities rather than deposits introduced under the UK leverage framework review, partially offset by a £26.3bn increase in cash
•£34.5bn increase in derivative financial instruments post additional regulatory netting and adjustments for cash collateral primarily driven by client and trading activity in CIB and the application of a 1.4 multiplier introduced under SA-CCR
•£20.1bn increase in SFTs primarily driven by client activity in CIB

Barclays PLC	25

Treasury and Capital Risk
The average UK leverage ratio decreased to 4.8% (December 2021: 4.9%) primarily due to a £3.0bn decrease in average T1 capital driven by the redemption of AT1 capital instruments and the reduction of IFRS 9 transitional relief. This was partially offset by a £49.7bn decrease in the leverage exposure to £1,179.4bn (December 2021: £1,229.0bn) due to movements broadly in line with UK leverage as well as an increase in net written credit derivatives due to the inclusion of credit default swap options from 1 January 2022.

Barclays PLC	26

Treasury and Capital Risk
MREL

MREL requirements including buffers[1,2,3]	Total requirement (£m) based on		Requirement as a percentage of:
		Restated[1]		Restated[1]
	As at 31.03.22	As at 31.12.21	As at 31.03.22	As at 31.12.21
Requirement based on RWAs (minimum requirement)	94,947	77,302	28.9%	24.6%
Requirement based on UK leverage exposure[3]	89,025	93,975	7.9%	6.9%

				Restated[1]
Own funds and eligible liabilities[1,2]			As at 31.03.22	As at 31.12.21
			£m	£m
CET1 capital			45,269	47,327
AT1 capital instruments and related share premium accounts[4]			11,059	12,179
T2 capital instruments and related share premium accounts[4]			8,272	8,626
Eligible liabilities			37,886	39,889
Total Barclays PLC (the Parent company) own funds and eligible liabilities			102,486	108,021

Total RWAs			328,830	314,136
Total UK leverage exposure[3]			1,123,531	1,356,191

				Restated[1]
Own funds and eligible liabilities ratios as a percentage of:[1]			As at 31.03.22	As at 31.12.21
Total RWAs			31.2%	34.4%
Total UK leverage exposure[3]			9.1%	8.0%
As at 31 March 2022, Barclays PLC (the Parent company) held £102.5bn of own funds and eligible liabilities equating to 31.2% of RWAs. This was in excess of the Group's MREL requirement to hold £94.9bn of own funds and eligible liabilities equating to 28.9% of RWAs.
1Capital and leverage metrics as at 31 December 2021 have been restated. See Basis of preparation on page 33 for further details.
2CET1, T1 and T2 capital, and RWAs are calculated applying IFRS 9 transitional arrangements.
3As at 31 December 2021, MREL requirements were on a CRR leverage basis which, from 1 January 2022, was no longer applicable for UK banks.
4Includes other AT1 capital regulatory adjustments and deductions of £60m (December 2021: £80m), and other T2 credit risk adjustments and deductions of £62m (December 2021: £81m).

Barclays PLC	27

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.22	Three months ended 31.03.21[1]
	£m	£m
Total income	6,496	5,900
Credit impairment charges	(141)	(55)
Net operating income	6,355	5,845
Operating expenses excluding litigation and conduct	(3,588)	(3,545)
Litigation and conduct	(523)	(33)
Operating expenses	(4,111)	(3,578)
Other net (expenses)/income	(10)	132
Profit before tax	2,234	2,399
Tax charge	(614)	(496)
Profit after tax	1,620	1,903

Attributable to:
Equity holders of the parent	1,404	1,704
Other equity instrument holders	215	195
Total equity holders of the parent	1,619	1,899
Non-controlling interests	1	4
Profit after tax	1,620	1,903

Earnings per share	p	p
Basic earnings per ordinary share	8.4	9.9

1The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

Barclays PLC	28

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
		Restated[1]
	As at 31.03.22	As at 31.12.21
Assets	£m	£m
Cash and balances at central banks	264,916	238,574
Cash collateral and settlement balances	136,289	92,542
Loans and advances at amortised cost	371,698	361,451
Reverse repurchase agreements and other similar secured lending	2,999	3,227
Trading portfolio assets	134,208	147,035
Financial assets at fair value through the income statement	207,392	191,972
Derivative financial instruments	289,822	262,572
Financial assets at fair value through other comprehensive income	61,858	61,753
Investments in associates and joint ventures	988	999
Goodwill and intangible assets	8,046	8,061
Current tax assets	342	261
Deferred tax assets	5,171	4,619
Other assets	12,366	11,219
Total assets	1,496,095	1,384,285

Liabilities
Deposits at amortised cost	546,482	519,433
Cash collateral and settlement balances	121,299	79,371
Repurchase agreements and other similar secured borrowing	29,013	28,352
Debt securities in issue	110,658	98,867
Subordinated Liabilities	11,630	12,759
Trading portfolio liabilities	78,092	54,169
Financial liabilities designated at fair value	238,913	250,960
Derivative financial instruments	277,466	256,883
Current tax liabilities	1,050	689
Deferred tax liabilities	37	37
Other liabilities	12,021	12,724
Total liabilities	1,426,661	1,314,244

Equity
Called up share capital and share premium	4,551	4,536
Other reserves	317	1,770
Retained earnings	52,478	50,487
Shareholders' equity attributable to ordinary shareholders of the parent	57,346	56,793
Other equity instruments	11,119	12,259
Total equity excluding non-controlling interests	68,465	69,052
Non-controlling interests	969	989
Total equity	69,434	70,041

Total equity and liabilities	1,496,095	1,384,285

1See Basis of preparation on page 33 for further details on restatement of prior period comparatives.

Barclays PLC	29

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
				Restated[1]	Restated[1]		Restated[1]
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.22	£m	£m	£m	£m	£m	£m	£m
Balance as at 01 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	215	—	1,404	1,619	1	1,620
Retirement benefit remeasurements	—	—	—	667	667	—	667
Other	—	—	(1,462)	—	(1,462)	—	(1,462)
Total comprehensive income for the period	—	215	(1,462)	2,071	824	1	825
Employee share schemes and hedging thereof	15	—	—	351	366	—	366
Issue and redemption of other equity instruments	—	(1,132)	—	25	(1,107)	(20)	(1,127)
Other equity instruments coupon paid	—	(215)	—	—	(215)	—	(215)
Vesting of employee share schemes	—	—	9	(454)	(445)	—	(445)
Dividends paid	—	—	—	—	—	(1)	(1)
Other movements	—	(8)	—	(2)	(10)	—	(10)
Balance as at 31 March 2022	4,551	11,119	317	52,478	68,465	969	69,434
1See Basis of preparation on page 33 for further details on restatement of opening balances.

	As at 31.03.2022	As at 31.12.2021
Other reserves	£m	£m
Currency translation reserve	3,110	2,740
Fair value through other comprehensive income reserve	(492)	(283)
Cash flow hedging reserve	(3,343)	(853)
Own credit reserve	(93)	(960)
Other reserves and treasury shares	1,135	1,126
Total	317	1,770

Barclays PLC	30

Financial Statement Notes

1.Contingent liabilities and commitments
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.
Over Issuance of Securities in the US
Barclays Bank PLC maintains a US Shelf registration statement with the SEC in order to issue securities to US investors. The current shelf registration statement was declared effective by the SEC and was valid for three years from 1 August 2019. At the time this shelf registration statement was filed, Barclays Bank PLC was not eligible to be a “well-known seasoned issuer” (or WKSI) due to an historic SEC settlement order and was required to pre-register a set amount of securities to be issued under the US Shelf with the SEC.
On 10 March 2022, executive management became aware that Barclays Bank PLC had issued securities in excess of the set amount. It has been estimated that the BBPLC US shelf limit was exceeded on or around 18 February 2021, with issuances through to 10 March 2022 exceeding the limit by c.US$15bn. The securities that have been over issued in this period comprise structured notes and exchange traded notes (ETNs). Securities issued in excess of the limit are considered to be “unregistered securities” for the purposes of US securities law with the certain purchasers of those securities having the right to require Barclays Bank PLC to repurchase those securities at their original purchase price with compensatory interest and the potential for the certain purchasers to bring civil claims and the SEC and other regulators to take enforcement actions against Barclays Bank PLC.
Barclays has a provision of £540m at Q122 relating to this matter, £320m (post-tax impact of £240m) of which was recognised in Q122 and £220m (post-tax of £170m) recognised in 2021 in relation to the c.US$13bn over issuance of structured notes which represents the best estimate of the rescission right investors have for these securities. A contingent liability exists in relation to the c.US$2bn over issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential claims or enforcement actions taken against Barclays Bank PLC but there is currently no indication of the timetable for resolution and it is not practicable to provide an estimate of the financial effects. Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of any civil claims or enforcement actions. Any such liabilities, claims or actions could have an adverse effect on Barclays Bank PLC’s and the Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

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Supplementary Information
Over-issuance of US securities under the Barclays Bank PLC US Shelf
In its announcement on 28 March 2022 relating to the impact of over-issuance under the US shelf registration statement (US Shelf) of Barclays Bank PLC (BBPLC), Barclays indicated that (i) it was assessing the impact of these matters on prior period financial statements of BBPLC and (ii) it had commissioned a review by external counsel (the Review) of the facts and circumstances relating to these matters, including, among other things, the control environment related to such over-issuance. In addition, it disclosed that BBPLC would make a rescission offer to certain purchasers of the affected securities issued in excess of the registered amount under the US Shelf. Since the announcement, Barclays has continued to engage with, and respond to inquiries and requests for information from, various regulators, including the US Securities and Exchange Commission (SEC).
Developments since the announcement:

•Financial Statements in BPLC 2021 ARA: The directors do not believe it is appropriate under UK company law and financial reporting standards to revise the financial statements of Barclays PLC (BPLC) included in its 2021 Annual Report and Accounts (BPLC 2021 ARA) to reflect the impact of the over-issuance, but Barclays will instead record a pre-tax provision of £220m (£170m post-tax) as at 31 December 2021 as a prior year adjustment in the financial statements of BPLC for the year ended 31 December 2022 in relation to these matters. This and subsequent results announcements will therefore also reflect the impact of this adjustment in the appropriate prior year quarters.

•Financial Statements in BPLC 2021 Form 20-F: Barclays is currently in discussions with the SEC regarding whether the fact that the financial statements of BPLC included in its Annual Report on Form 20-F for the year ended 31 December 2021 (the BPLC 2021 Form 20-F) do not reflect the £220m provision at 31 December 2021 for the over-issuance of structured notes and a contingent liability disclosure in respect of the over-issuance of exchange traded notes (ETNs) and related potential claims and enforcement actions against BBPLC and its affiliates constitutes a material accounting error under US securities laws. Depending on the outcome of those discussions, Barclays may be required to withdraw and refile (Restate or Restatement) the financial statements included in the BPLC 2021 Form 20-F to reflect these matters. In any event, Barclays will be required to reflect the financial impact of these matters by adjusting the comparative financial periods in its subsequent financial filings until the error has been fully corrected.

•BBPLC Financial Statements: Similarly, the directors of BBPLC do not believe it is appropriate under UK company law and financial reporting standards, to revise the financial statements of BBPLC included in its 2021 Annual Report and Accounts (BBPLC 2021 ARA), but Barclays will instead record the pre-tax provision of £220m as a prior year adjustment in the financial statements of BBPLC for the year ended 31 December 2022. However, due to the lower applicable materiality threshold for BBPLC, on 27 April 2022 the directors of BBPLC determined that BBPLC would Restate the financial statements included in its Annual Report on Form 20-F for the year ended 31 December 2021 (the BBPLC 2021 20-F) previously filed with the SEC. BBPLC intends to Restate such financial statements to reflect both the provision and the contingent liability referred to above. There will therefore be differences between the 2021 financial statements included in the BBPLC 2021 Form 20-F once amended and the BBPLC 2021 ARA, and investors are therefore cautioned to exercise care in using these financial statements during the course of 2022.

•Assessment of Control Environment: In light of the ongoing Review, management has concluded that, by virtue of the fact that the over-issuance occurred and was not immediately identified, both BPLC and BBPLC had a material weakness in relation to certain aspects of their internal control environment and, as a consequence, their internal control over financial reporting for the year ended 31 December 2021 was not effective under the applicable Committee of Sponsoring Organizations (COSO) Framework. The material weakness that has been identified relates to a failure to monitor issuances of structured notes and ETNs under BBPLC’s US Shelf during the period in which BBPLC’s status changed from a “well-known seasoned issuer” to an “ineligible issuer” for US securities law purposes, and BBPLC was required to pre-register a set amount of securities to be issued under its US Shelf with the SEC. As a result of this failure, BBPLC issued securities in excess of that set amount.

•Amendments to Forms 20-F: BPLC is preparing an amendment to the BPLC 2021 Form 20-F to reflect the change in management’s assessment of BPLC’s internal control over financial reporting and KPMG’s auditor attestation thereon as well as its disclosure controls and procedures. BBPLC is preparing an amendment to the BBPLC 2021 Form 20-F to include its Restated 2021 financial statements and to reflect the change in management’s assessment of internal control over financial reporting and disclosure controls and procedures. These amendments will be filed as soon as practicable. Until the BPLC 2021 Form 20-F has been amended to disclose that its internal controls were not effective, KPMG’s audit report should not be relied upon by users of BPLC’s financial statements. Until BBPLC has Restated its financial statements for the year ended 31 December 2021 and amended the BBPLC 2021 Form 20-F, investors and other users of BBPLC’s filings with the SEC are cautioned not to rely on the financial statements included in the BBPLC 2021 Form 20-F.

Barclays PLC	32

Supplementary Information
•Remediation Plans: Following a review of other issuance programmes utilised by members of the Group, management have determined that the Group is not in excess of any limit applicable to such programmes. Barclays is nonetheless enhancing the internal controls relating to its debt securities issuance activity in all relevant jurisdictions.
Barclays remains committed to its structured products business in the US and expects BBPLC to file a new shelf registration statement with the SEC as soon as practicable following the amendment of the BBPLC 2021 Form 20-F. For further details, please refer to the notes to the condensed consolidated financial statements accompanying this Q122 results announcement.
Notwithstanding any Restatement of the financial statements included in the BPLC 2021 Form 20-F that may ultimately be required in accordance with the applicable SEC rules, as mentioned above, it is not intended that the financial statements in the BPLC 2021 ARA for the financial year ended 31 December 2021 would be revised and the BPLC 2021 ARA, which has been circulated to shareholders ahead of the BPLC AGM to be held on 4 May 2022, will be laid before shareholders at that meeting in the usual way.

Basis of preparation
In March 2022, Barclays management became aware that Barclays Bank PLC, a subsidiary undertaking had issued securities in the US in excess of the amount it had registered with the SEC. The securities issued in excess of the registered amount were structured and exchange traded notes. As the securities were not issued in compliance with the Securities Act of 1933, as amended (the “Securities Act”), this gives rise to a right of rescission for certain purchasers of the securities. A proportion of these costs associated with the right of rescission are attributable to the financial statements for the year ended 31 December 2021. This omission in the financial statements has resulted in the restatement of the prior period comparatives with the following impact:

–Litigation and conduct charges in the income statement in relation to 2021 were under reported by £220m increasing total operating expenses from a reported £14,439m to £14,659m. Provisions on the balance sheet have increased from a reported £1,688m to £1,908m.
–Taxation charge in the income statement has reduced by £50m from a reported £1,188m to £1,138m with a corresponding decrease in current tax liabilities on the balance sheet from £739m to £689m.
–CET1 capital decreased £0.2bn from £47.5bn to £47.3bn with the CET1 ratio remaining unchanged at 15.1%. The T1 ratio moved from 19.2% to 19.1% and Total capital ratio moved from 22.3% to 22.2%.
–Leverage exposure increased £1.9bn with the UK leverage ratio decreasing from 5.3% to 5.2% and the average UK leverage ratio remaining unchanged at 4.9%.
–Total own funds and eligible liabilities decreased £0.2bn to £108bn, which was in excess of a restated requirement to hold £94bn of own funds and eligible liabilities.
The overall impact of the restatement on the 2021 comparatives has been to reduce the reported profit after tax from £7,226m to £7,056m for the full financial year. This reduction in profit after tax was incurred after Q121 and as such, no adjustments have been made to the Q121 reported income statement figures.
Reflecting this adjustment in this Q122 results announcement results in a pre-tax provision of £220m (£170m post-tax) being reflected as at 31 December 2021. This reduces the 2022 impact of the provision previously communicated on 28 March 2022 and results in a pre-tax provision of £320m (£240m post-tax) being recognised in Q122. Had such adjustment not been made the impact on the key performance ratios for Q122 would have been to reduce the return on average tangible shareholders equity to 10.1% and increase the cost:income ratio to 67%.

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Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity	Allocated tangible equity is calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.
Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
Average allocated tangible equity	Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
Return on average tangible shareholders’ equity	Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 35 to 36.
Return on average allocated tangible equity	Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 35 to 37.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 17. Quoted as zero when credit impairment is a net release.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 16.
Tangible net asset value per share	Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 38.

Barclays PLC	34

Appendix: Non-IFRS Performance Measures
Returns
Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2021: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Three months ended 31.03.22	£m	£bn	%
Barclays UK	396	10.1	15.6
Corporate and Investment Bank	1,316	30.8	17.1
Consumer, Cards and Payments	(16)	4.3	(1.5)
Barclays International	1,300	35.1	14.8
Head Office	(292)	3.6	n/m
Barclays Group	1,404	48.8	11.5

Three months ended 31.03.21[1]
Barclays UK	298	9.9	12.0
Corporate and Investment Bank	1,263	28.2	17.9
Consumer, Cards and Payments	168	4.1	16.5
Barclays International	1,431	32.3	17.7
Head Office	(25)	4.3	n/m
Barclays Group	1,704	46.5	14.7

1The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

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Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q122	Q121[1]
	£m	£m
Attributable profit	1,404	1,704

	£bn	£bn
Average shareholders' equity	56.9	54.4
Average goodwill and intangibles	(8.1)	(7.9)
Average tangible shareholders' equity	48.8	46.5

Return on average tangible shareholders' equity	11.5%	14.7%

Barclays UK
	Q122	Q121
Return on average allocated tangible equity	£m	£m
Attributable profit	396	298

	£bn	£bn
Average allocated equity	13.7	13.5
Average goodwill and intangibles	(3.6)	(3.6)
Average allocated tangible equity	10.1	9.9

Return on average allocated tangible equity	15.6%	12.0%

1The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

Barclays PLC	36

Appendix: Non-IFRS Performance Measures

Barclays International
	Q122	Q121[1]
Return on average allocated tangible equity	£m	£m
Attributable profit	1,300	1,431

	£bn	£bn
Average allocated equity	36.0	32.8
Average goodwill and intangibles	(0.9)	(0.5)
Average allocated tangible equity	35.1	32.3

Return on average allocated tangible equity	14.8%	17.7%

Corporate and Investment Bank
	Q122	Q121[1]
Return on average allocated tangible equity	£m	£m
Attributable profit	1,316	1,263

	£bn	£bn
Average allocated equity	30.8	28.2
Average goodwill and intangibles	—	—
Average allocated tangible equity	30.8	28.2

Return on average allocated tangible equity	17.1%	17.9%

Consumer, Cards and Payments
	Q122	Q121
Return on average allocated tangible equity	£m	£m
Attributable (loss)/profit	(16)	168

	£bn	£bn
Average allocated equity	5.2	4.6
Average goodwill and intangibles	(0.9)	(0.5)
Average allocated tangible equity	4.3	4.1

Return on average allocated tangible equity	(1.5)%	16.5%

1The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

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Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 31.03.22	Restated[1] As at 31.12.21	As at 31.03.21
	£m	£m	£m
Total equity excluding non-controlling interests	68,465	69,052	65,105
Other equity instruments	(11,119)	(12,259)	(11,179)
Shareholders' equity attributable to ordinary shareholders of the parent	57,346	56,793	53,926
Goodwill and intangibles	(8,046)	(8,061)	(7,867)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	49,300	48,732	46,059

	m	m	m
Shares in issue	16,762	16,752	17,223

	p	p	p
Net asset value per share	342	339	313
Tangible net asset value per share	294	291	267

1To reflect the over-issuance of US securities under the Barclays Bank PLC US Shelf, 2021 comparatives have been restated. See Basis of preparation on page 33 for further details.

Profit/(loss) attributable to ordinary equity holders of the parent	Q122	Q121[1]
	£m	£m
Barclays UK	396	298
Corporate and Investment Bank	1,316	1,263
Consumer, Cards and Payments	(16)	168
Barclays International	1,300	1,431
Head Office	(292)	(25)
Barclays Group	1,404	1,704

	Q122	Q121
Average equity	£bn	£bn
Barclays UK	13.7	13.5
Corporate and Investment Bank	30.8	28.2
Consumer, Cards and Payments	5.2	4.6
Barclays International	36.0	32.8
Head Office	7.2	8.1
Barclays Group	56.9	54.4

	Q122	Q121
Return on average equity	%	%
Barclays UK	11.6	8.8
Corporate and Investment Bank	17.1	17.9
Consumer, Cards and Payments	(1.2)	14.6
Barclays International	14.4	17.4
Head Office	n/m	n/m
Barclays Group	9.9	12.5
1The income statement comparatives for Q121 are not impacted by the over-issuance of US securities under the Barclays Bank PLC US Shelf. See Basis of preparation on page 33 for further details.

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Shareholder Information

Results timetable[1]			Date
2022 Interim Results Announcement			28 July 2022

				% Change[3]
Exchange rates[2]	31.03.22	31.12.21	31.03.21	31.12.21	31.03.21
Period end - USD/GBP	1.31	1.35	1.38	(3)%	(5)%
3 month average - USD/GBP	1.34	1.35	1.38	(1)%	(3)%
Period end - EUR/GBP	1.19	1.19	1.18	—	1%
3 month average - EUR/GBP	1.20	1.18	1.14	2%	5%

Share price data
Barclays PLC (p)	148.30	187.00	185.92
Barclays PLC number of shares (m)	16,762	16,752	17,223

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 2055[4] from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
www.shareowneronline.com
Toll Free Number: +1 800-233-5601
Outside the U.S. +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

1Note that this date is provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.
4Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	39

Glossary of Terms
‘Advanced-Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.

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Glossary of Terms
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in Absa Group Limited is now classified as a financial asset at fair value through other comprehensive income (FVOCI).
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstandings in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (the large UK Corporate business; the International Corporate and Private Bank businesses; the Investment Bank; the Barclaycard International business; and Payments).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.
‘Barclays International’ The segment of Barclays held by Barclays Bank PLC.  The division includes the large UK Corporate business; the International Corporate and Private Bank businesses; the Investment Bank; the Barclaycard International business; and Payments.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses. Following a transfer from Barclays International in Q2 2020, this segment also includes Barclays Partner Finance (BPF).
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed small and medium-sized businesses to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions.
‘Business Banking’ Business Banking in Barclays UK offers specialist advice, products and services to small and medium-sized enterprises in the UK.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.

Barclays PLC	41

Glossary of Terms
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020. CRD forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and was subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and was subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and was subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022. Following a consultation process in 2021 the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and flood. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.

–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.

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Glossary of Terms
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the OSII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Unified Payments (including merchant acquiring and commercial payments) and Private Bank.

‘Contingent Capital Notes (CCNs)’ Interest bearing debt securities issued by the Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer's perspective in the event of the Common Equity Tier 1 (CET1) ratio of the relevant Barclays Group entity falling below a specific level, or at the direction of regulators.

‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A conversion trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent Capital Notes (CCNs)’.

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Glossary of Terms
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions.
Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee.
‘Corporate and Investment Bank (CIB)’ Barclays Corporate and Investment Bank businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Finance Facility (CCFF)’: Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge coronavirus disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer.
‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.

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Glossary of Terms
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘CRR leverage exposure’ A measure of leverage exposure calculated in accordance with Article 429 of the CRR as applicable in the EU. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘CRR leverage ratio’ A leverage ratio calculated using the CRR definition of “Tier 1 capital” for the numerator and the CRR definition of “leverage exposure” as the denominator, as applicable in the EU. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.
‘Default fund contributions’ The contribution made by members of a central counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

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Glossary of Terms
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 19 European Union countries that have adopted the Euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internal ratings-based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

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Glossary of Terms
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes’. Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for- amongst other things – setting monetary policy in the US.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products.

'Financial Policy Committee (FPC)' The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.

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Glossary of Terms
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office, Barclays Services FTE and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

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Glossary of Terms
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.

‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced IRB (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation IRB (F-IRB): the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

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‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association, commonly known as “ISDA”.
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

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‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out for certain currencies.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union law that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.

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Glossary of Terms
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.

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‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that OSIIs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.] As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (OSII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.

‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.

‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.

‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

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‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).

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‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR Article 154.4). It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible equity’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.

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‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement (repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by Regulation (EU) 2019/876 (CRR 2).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR Article 147.8). A standard set of rules are required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

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‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of exposure at default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardized approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On the 15th December 2021 the PRA issued Barclays this permission; taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

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Glossary of Terms
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL).
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

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‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA (‘Sterling Overnight Index Average’) as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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